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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Robinson                          J.                  Mack
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   4370 Peachtree Road, NE
--------------------------------------------------------------------------------
                                    (Street)

   Atlanta                           GA                   30309-3000
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Atlantic American Corporation - AAME

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   January 2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

           Chairman

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7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                          8,929      D        401(k)
                                                                                                                           Plan(1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           N/A                                                          738,194       D

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           N/A                                                          294,000       I        By Delta
                                                                                                                           Fire &
                                                                                                                           Casualty
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           N/A                                                          936,702       I        By Delta
                                                                                                                           Life Ins.
                                                                                                                           Co.
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           03/15/02        P              3,000       A       $2.45                   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           03/15/02        P              5,000       A       $2.05                   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           03/15/02        P              10,000      A       $2.05                   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           03/15/02        P              5,000       A       $2.05    8,359,453      I        By
                                                                                                                           Spouse
                                                                                                                           2(***)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           N/A                                                        3,411,102       I        Capital
                                                                                                                           Services
                                                                                                                           (3)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

* If the Form is  filed  by more  than one  Reporting  Person,  see  Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Employee Stock                N/A                                               Cmn. Stk.                100,000     D       (4)
Option
------------------------------------------------------------------------------------------------------------------------------------
Option to Buy                 N/A                                               Cmn. Stk                  10,000     I       By
                                                                                                                             Spouse
                                                                                                                             (5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
*** Reporting Person expressly disclaims beneficial ownership of such securities.
(1)  Information herein based on plan statement as of December 31, 2001.
(2) Includes 384,485 shares held directly by spouse; 6,720 shares held by spouse, jointly with grandson; 3,943,256 shares held directly by Trust for daughter, Robin Robinson with spouse as Trustee; and 4,024,992 shares held directly by Trust for daughter, Jill Robinson with spouse as Trustee.
(3) Reporting person individually holds a 24% interest in partnership. The remaining partnerships are held in equal shares by Trust for benefit of the reporting person's daughters, with the reporting person's spouse as Trustee. The reporting person disclaims beneficial ownership for 76% of the securities held by Gulf Capital Services, representing the Trusts' pro-portionate partnership interest.
(4) Options to buy Common Stock, granted at excersise price of $3.374 per share under the Atlantic American Corporation 1992
     Incentive Plan.
(5) Granted pursuant to the Company's 1996 Director Stock Option Plan at option prices ranging from $1.90 to $4.4375.



                /s/                                             04/09/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


       Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to rule 101(b)(4) of Regulation S-T.


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